Jeffrey T. Haughey

Partner

4801 Main Street, Suite 1000

Kansas City, MO 64112

Direct: 816.983.8146

Fax: 816.983.8080

jeff.haughey@huschblackwell.com

February 3, 2012

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Re:	WireCo WorldGroup Inc.
Amendment No. 4 to Form S-4
Filed January 30, 2012
File No. 333-174896

Dear Mr. Ingram:

We have set forth below the response of WireCo WorldGroup Inc. (“WireCo” or the “Company”) and its Co-Registrants to the comments of the staff of the Securities and Exchange Commission (the “Staff”), received by telephone on February 2, 2012. The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement on Form S-4 (the “Amendment No. 5”). Amendment No. 5 reflects the Company’s response to the Staff’s comments.

General

Response: The prospectus and footnote disclosures have been revised as requested to refer to the Subsidiary Guarantees as being “full and unconditional,” subject to customary release provisions.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

February 3, 2012

If you have questions or comments concerning the matters discussed above, please call the undersigned at 816-983-8146 or Steve Carman at 816-983-8153.

Respectfully submitted,

/s/ Jeffrey T. Haughey

Jeffrey T. Haughey